UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    For the Quarter Ending September 30, 1998


                                 OZEMAIL LIMITED
                                 ACN 066 387 157


 OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NEW SOUTH WALES 2065 AUSTRALIA
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


               FORM 20-F    X                FORM 40-F
                         -------                        -------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     YES                            NO     X
                         -------                        -------

                                    FORM 6-K

                    FOR THE QUARTER ENDED SEPTEMBER 30, 1998


                                      INDEX


PART I.        FINANCIAL INFORMATION

               ITEM 1

               CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

               Condensed Consolidated Balance Sheet as of December 31, 1997 and September 30, 1998.

               Condensed Consolidated Statement of Operations for the Three Months Ended September 30, 1997 and 1998 and for the Nine Months Ended September 1997 and 1998.

               Condensed Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 1997 and 1998.

               Notes to Condensed Consolidated Interim Financial Statements

               ITEM 2

               Management's Discussion and Analysis of Financial Condition and Results of Operations

               SIGNATURES

                                 OZEMAIL LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                     December 31,             September 30,
ASSETS                                                                   1997                      1998
                                                                 --------------------     --------------------
CURRENT ASSETS:
Cash and cash equivalents                                                   A$ 51,614                 A$14,732
Restricted term deposits                                                            -                    2,797
Accounts receivable - trade, net of allowances
of A$889 and A$3,524, respectively                                              8,427                   15,653
Other receivables                                                               2,363                       21
Current investments                                                                 -                      305
Income tax receivable                                                               -                    1,679
Other current assets                                                            2,520                    1,884
                                                                 --------------------     --------------------
          TOTAL CURRENT ASSETS                                                 64,924                   37,071

Plant and equipment, net                                                       27,179                   31,255
Non-current investments                                                         1,559                      535
Goodwill and other intangibles                                                 19,839                   23,484
Non-current restricted term deposits                                                -                    4,230
Net deferred tax assets                                                           285                    1,717
Other non-current assets                                                            -                    3,559
                                                                 --------------------     --------------------
TOTAL ASSETS                                                               A$ 113,786                A$101,851
                                                                 ====================     ====================
LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
Accounts payable                                                            A$ 19,936                 A$22,010
Deferred consideration                                                          4,407                        -
Current portion of financing - lease liability                                  3,836                    4,393
Short term loan - due to Metro                                                  2,043                        -
Accrued expenses and other liabilities                                          7,513                    6,674
Deposits under agreements with Metro                                           18,686                        -
Income taxes payable                                                            3,776                        -
                                                                 --------------------     --------------------
         TOTAL CURRENT LIABILITIES                                             60,197                   33,077
Non-current portion of financing - lease liability                              4,423                    2,198
                                                                 --------------------     --------------------
         TOTAL LIABILITIES                                                     64,620                   35,275
                                                                 --------------------     --------------------
Minority equity interest                                                            -                      808

Commitments and contingencies (Note 11)                                             -                        -

                 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                 OZEMAIL LIMITED
                CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                     DECEMBER 31,             SEPTEMBER 30,
                                                                         1997                      1998
                                                                 --------------------     --------------------

SHAREHOLDERS' EQUITY:
Ordinary Shares, 1,250,000,000 shares authorized;
111,000,010 and 124,819,500 shares issued and outstanding,
respectively                                                                      444                     499
Additional paid-in capital                                                     64,636                  95,257
Accumulated deficit                                                           (15,916)                (27,126)
Dividends                                                                           -                 (2,858)
Other comprehensive income (loss), net                                              2                     (4)
                                                                 --------------------    --------------------
         TOTAL SHAREHOLDERS' EQUITY                                            49,166                  65,768
                                                                 --------------------    --------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 A$ 113,786              A$ 101,851
                                                                 ====================    ====================

                 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                 OZEMAIL LIMITED
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                   THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                      SEPTEMBER 30,                      September 30,
                                                  1997             1998              1997             1998
                                             --------------   --------------    --------------   --------------

Net revenues                                       A$14,728         A$29,210          A$38,557         A$78,644

Costs and expenses:
Cost of revenues - network operations and
support                                               3,967            7,350            10,976           19,890
Cost of revenues - communications and
other                                                 4,440           11,363            12,490           30,615
Sales and marketing                                   3,845            5,959             9,617           16,432
Product development                                   1,852            1,875             6,945            5,128
General and administrative                            1,429            4,898             6,373           14,875
Amortization of goodwill and other
intangibles                                               -            1,282                 -            3,772
                                             --------------  ---------------    --------------   --------------
Total costs and expenses                             15,533           32,727            46,401           90,712
                                             --------------  ---------------    --------------   --------------

Loss from operations                                   (805)          (3,517)           (7,844)         (12,068)

Other income (expense):
         Foreign exchange gain (loss),
         net                                           (116)              62              (112)             297
         Interest income                                859              239             2,354            1,025
         Other income (expense), net                     59             (508)              612             (283)
         Interest expense                               (96)            (135)             (219)            (464)
                                             --------------  ---------------    --------------   --------------

Loss before provision for income taxes and
minority equity interest                                (99)          (3,859)           (5,209)         (11,493)
Income tax (expense) benefit                           (299)             169            (3,794)             270
Minority equity interest                                  -               13                 -               13
                                             --------------  ---------------    --------------   --------------
Net loss                                             A$(398)        A$(3,677)         A$(9,003)       A$(11,210)
                                             ==============  ===============    ==============   ==============
Basic loss per ordinary share                     A$ (0.004)        A$(0.030)        A$ (0.087)        A$(0.093)
                                             ==============  ===============    ==============   ==============
Diluted loss per ordinary share                   A$ (0.004)        A$(0.030)        A$ (0.087)        A$(0.093)
                                             ==============  ===============    ==============   ==============
Weighted average ordinary shares and share
equivalents
- Basic                                             103,663          124,509           103,555          120,497
                                             ==============  ===============    ==============   ==============
- Diluted                                           103,663          124,509           103,555          120,497
                                             ==============  ===============    ==============   ==============
Basic loss per ADS                                A$ (0.042)        A$(0.295)        A$ (0.870)       A$ (0.930)
                                             ==============   ==============    ==============   ==============
Diluted loss per ADS                              A$ (0.042)        A$(0.295)        A$ (0.870)       A$ (0.930)
                                             ==============   ==============    ==============   ==============

                 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                 OZEMAIL LIMITED
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,

                                                                   1997             1998
                                                             ----------------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                            A$(9,003)      A$(11,210)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization                                           5,244          14,484
Allowance for bad and doubtful accounts                                   652           2,476
Assets written off                                                        578           1,000
Write back of provisions and expenses incurred                          (556)           (374)
Loss/(gain) on disposal of plant and equipment                             44             (9)
Minority interest in PowerUp                                                -            (13)
Profit on sale of shares                                                    -           (205)
Compensation expense on employee options                                    -              31
Gain on sale of investment in Softbank Interactive Marketing            (775)               -
Changes in assets and liabilities net of effects from purchase of Camtech and
PowerUp:
         Accounts receivable                                          (2,714)         (9,247)
         Restricted term deposits                                           -         (1,500)
         Other current assets                                              38           (238)
         Accounts payable                                               1,083             604
         Accrued expenses and other current
liabilities                                                               623         (1,571)
Increase/(decrease) in income taxes payable/receivable, net             3,690         (5,814)
Increase in deferred income taxes                                          29         (1,048)
                                                             ----------------  --------------
NET CASH USED IN OPERATING ACTIVITIES                                 (1,067)        (12,634)
                                                             ----------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of plant and equipment                                                37              34
Sale of non current investment                                              -              24
Purchase of plant and equipment                                       (9,729)        (13,329)
Deposits under agreements with Metro                                   18,686               -
Purchase of trade names                                                     -            (86)
Deposit payment for Southern Cross Cable                                    -         (3,558)
Payment to acquire an additional 20% interest in Voyager                    -           (861)
Cash acquired on the acquisition of PowerUp, net of cash paid
                                                                            -              96
Proceeds on redemption of options in Solution 6, net of payment
for options exercised                                                       -           1,143
Cash received on settlement of Solution 6 working capital
adjustment
Payments for restricted term deposits related to infrastructure
purchases                                                                   -         (4,230)
Distribution to minority shareholders                                   (896)               -
                                                             ----------------  --------------
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES                   8,098        (19,557)
                                                             ----------------  --------------

                 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                 OZEMAIL LIMITED
           CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,

                                                                   1997             1998
                                                             ----------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sale and leaseback transactions                       5,000               -
Payments under finance lease obligations                              (1,622)         (3,237)
Payment of dividends                                                        -         (2,858)
Payments for restricted term deposits under finance lease
obligations                                                                 -         (1,297)
Proceeds from common stock issued upon exercise of options                  -           2,719
Proceeds from issuance of ordinary shares                                  99               -
Proceeds from bank overdraft                                              221               -
                                                             ----------------  --------------
NET CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES                   3,698          (4,673)
                                                             ----------------  --------------

Effect of exchange rate changes                                           (1)            (18)
                                                             ----------------  --------------
Increase / (decrease) in cash                                          10,728        (36,882)
Cash and cash equivalents at the beginning of the period               44,615          51,614
                                                             ----------------  --------------
Cash at the end of the period                                        A$55,343        A$14,732
                                                             ================  ==============

                 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                 OZEMAIL LIMITED
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        (DOLLARS AND SHARES IN THOUSANDS)
                                   (UNAUDITED)

                                                                        Retained
                                                       Additional       Earnings                         Other         Total
                                                        Paid-In       (Accumulated                  Comprehensive  Shareholders'
                                   Shares    Dollars    Capital         Deficit)     Dividends          Income         Equity
                                   ------    -------   ----------     ------------   ---------      -------------  -------------

BALANCE AT DECEMBER 31, 1997       111,000     A$444     A$64,636        A$(15,916)        A$-                A$2       A$49,166

Issuance of Ordinary
Shares as part of
Purchase of OzEmail
Interline                            5,400        22       19,863                -           -                  -         19,885


Issuance of Ordinary
Shares as part of
Purchase of
Camtech SA Pty Limited               1,103         4        2,773                -           -                  -          2,777

Common stock issued upon
exercise of options                  4,138        17        2,702                -           -                  -          2,719

Payment of dividends                     -         -            -                -      (2,858)                 -         (2,858)

Other comprehensive income               -         -            -                -           -                 (6)            (6)

Issuance of Ordinary
Shares as part of
Purchase of Power Up Pty
Limited                                379         1          887                -           -                  -            888

Issuance of Ordinary
Shares as part of
Purchase of Access One
Pty Limited                          2,800        11        4,396                -           -                  -          4,407

Net (loss)                               -         -            -          (11,210)          -                  -        (11,210)
                                   -------     -----     --------       ----------    --------               ----

BALANCE AT SEPTEMBER 30, 1998      124,820     A$499     A$95,257       A$(27,126)    A$(2,858)              A$(4)      A$65,768
                                   =======     =====     ========       ==========    ========               ====       ========

                 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                 OZEMAIL LIMITED
                                [GRAPHIC OMITTED]

  NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - THE COMPANY

The Company

          OzEmail Limited (the "Company" or "OzEmail") and its subsidiaries provide Internet access and other value added services in Australia and New Zealand.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

          The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and in accordance with Article 10 of Regulation S-X. The condensed balance sheet as of December 31, 1997 and September 30, 1998, the condensed statement of operations for the three and nine months ended September 30, 1997 and 1998, and the condensed statement of cash flows for the nine months ended September 30, 1997 and 1998 have been prepared by the Company, and have not been audited. In the opinion of management, these interim financial statements reflect all adjustments, consisting of normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows of the Company at September 30, 1998, and for all periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in financial statements and related footnotes prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be reviewed in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

          The results for the three and nine month period ended September 30, 1998, are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1998, or any future period.

          The Company conducts most of its business in Australian dollars. Amounts included in the financial statements and in notes herein are in Australian dollars and referenced as "A$." References to "US$" are to United States dollars and references to "NZ$" are to New Zealand dollars.

Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

          The Consolidated Financial Statements include the accounts of OzEmail and its controlled subsidiaries: Voyager; Access One; OzEmail Interline; OzEmail Fax Investments; OzEmail West; OzEmail Technologies; Web Wide Media; Cyber Publications and PowerUp. All intercompany accounts and transactions have been eliminated.

          Losses in excess of minority interest in consolidated subsidiaries are fully provided for by the Company.

Business Combinations

          Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their estimated fair value at the date of acquisition.

Revenue recognition

          The Company's net revenues consist primarily of hourly connect time and monthly user charges for access to the Internet and are recognized over the period such services are rendered, if collection of the resulting receivable is deemed probable and provided no significant obligations remain outstanding. Net revenues also include charges for one-time Internet registration; sales of the Company's value added services; set-up and establishment fees; refiler fees; and advertising revenues received from the provision of online content. Revenues from registration, set-up and establishment fees are recognized at the time registration, set-up and establishment services are completed and related software, hardware and other services are delivered or provided. Revenues for product sales and related Internet services are recognized as products and services are delivered or rendered.

          The Company has also derived revenues from: license fees for licensing of the Internet telephony service offering network affiliates and in respect to the timed charges for the provision of the OzEmail Phone Internet telephony service in Australia.

          In conjunction with providing hourly and monthly Internet access, the Company provides free telephone technical support to its customers. Costs of these services are expensed in the period incurred to match the related revenues recognized from access to the Internet.

Cost of revenues

          The Company segregates its cost of revenues into two categories:
"network operations and support" and "communications and other."

          Cost of revenues - network operations and support includes: technical and customer support staff; network and equipment maintenance and support; depreciation expense on network equipment; amortization of capitalized telecommunication installation costs and applicable overhead costs.

          Cost of revenues - communications and other includes: monthly telecommunications expenses; a fee payable as a percentage of revenue to the New South Wales government for revenues sourced from government customers; merchant commissions on credit card sales; cost of domain name registrations; and cost of other products sold by the Company.

Earnings per share

          Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the periods presented below (information has also been provided for Basic and Diluted earnings per ADS) (dollars and shares in thousands, except earnings per share data):

                                                       THREE MONTHS                  NINE MONTHS
                                                       ENDED SEPTEMBER 30,           ENDED SEPTEMBER 30,
                                                                         (IN THOUSANDS)

                                                       1997           1998           1997           1998

Numerator
Net loss                                                A$(398)       A$(3,677)      A$(9,003)      A$(11,210)
                                                        ======        ========       ========       =========

Denominator for basic earnings per ordinary share

Weighted ordinary shares                               103,663         124,509        103,555         120,497

Weighted contingently issuable ordinary shares               -               -              -               -
                                                       -------         -------        -------         -------
                                                       103,663         124,509        103,555         120,497
                                                       =======         =======        =======         =======
Effect of dilutive securities                                -               -              -               -
                                                       -------         -------        -------         -------

Denominator for diluted earnings per ordinary
share                                                  103,663         124,509        103,555         120,497
                                                       =======         =======        =======         =======
Loss per ordinary share

   Basic                                              A$(0.004)       A$(0.030)      A$(0.087)       A$(0.093)
                                                      ========        ========       ========        ========
   Diluted                                            A$(0.004)       A$(0.030)      A$(0.087)       A$(0.093)
                                                      ========        ========       ========        ========
Loss per ADS (1 ADS is equivalent to 10 ordinary
shares):

   Basic                                              A$(0.042)      A$(0.0295)      A$(0.593)       A$(0.554)
                                                      ========       =========       ========        ========
   Diluted                                            A$(0.042)      A$(0.0295)      A$(0.593)       A$(0.554)
                                                      ========       =========       ========        ========
Loss per ADS (1 ADS is equivalent to 10 ordinary
shares):

   Basic                                             US$(0.030)      US$(0.176)     US$(0.593)      US$(0.554)
                                                     =========       =========      =========       =========
   Diluted                                           US$(0.030)      US$(0.176)     US$(0.593)      US$(0.554)
                                                     =========       =========      =========       =========

         Net loss used in the computation of basic and diluted earnings per share is not affected by the assumed issuance of stock under the Company's stock plans and is therefore the same under both calculations.

         Options to purchase approximately 8,554,000 and 5,948,000 Ordinary Shares were outstanding for the three months ended September 30, 1997 and 1998, respectively, but were excluded from the respective computation of diluted earnings per share because the Company was in a net loss position during this period and to include these options would be anti-dilutive.

Goodwill and other intangibles

          Goodwill consists of the excess of cost over estimated fair value of net assets acquired and certain other intangibles relating to purchase transactions. Goodwill and intangibles are primarily amortized over 5 years. In the third quarter of 1998, amortization costs associated with goodwill and intangibles was A$1,282,000. The Company periodically evaluates the carrying value of goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such circumstances arise, the Company would use an estimate of the undiscounted value of expected future operating cash flows to determine whether goodwill and intangibles are recoverable. If the review indicates that goodwill or intangibles will not be recoverable, the associated asset will be reduced to its estimated recoverable value in the respective period.

Dividends

          Any dividend payments made by the Company would, under the Australian Corporations Law, be limited to the Company's aggregate of amounts available for distribution, which aggregated A$3,840,000 at December 31, 1997 as determined under the Australian Corporations Law. The Directors of the Company declared a fully franked dividend of A$0.025 per share (A$0.25 per ADS) with an Australian ex-dividend date of March 26, 1998 and an Australian dividend payable date of March 27, 1998. The dividend was payable in Australian dollars to those holders of Ordinary Shares. The Bank of New York, as depository for the Company's ADS facility is responsible for distributing the dividend to holders of ADSs in the US dollar equivalent of the Australian dollar payment. The Bank of New York, as depositary set the ex-dividend date for holders of ADSs as March 21, 1998 American Eastern Standard time, with a dividend payable date of April 6, 1998 American Eastern Standard time.

Recent accounting pronouncements

          In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company will be required to adopt both statements for the year ending December 31, 1998. Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has adopted SFAS 130 for the purposes of these financial statements in this Form 6-K. The adoption of this standard did not have a significant impact on the Company's financial statements and related disclosures as net income is not currently materially different from comprehensive income of the Company. SFAS No. 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, if applicable. The Company is currently assessing its disclosure requirements under SFAS No. 131 for the year ending December 31, 1998.

          In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This Statement of Position
(SOP) provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires that computer software costs that are incurred in the preliminary project stage, as defined by the standard, should be expensed as incurred. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project) and certain other costs incurred when developing computer software for internal use should be capitalized. The Company has adopted this standard in the first quarter of 1998 the impact of which was not material.

HEDGING

          On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after January 1, 2000 for the Company. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. From time to time the Company has entered, and in the future, may enter into foreign currency contracts. It is the Company's stated policy not to enter into swaps, derivatives or other speculative securities for speculative purposes. The policy further requires Board approval for expenditures in excess of US$500,000 for hedging activities, and the approval of the Chief Financial Officer and either the President or Chief Executive Officer for expenditures that are less than US$500,000 but more than US$50,000. As of December 31, 1997 and September 30, 1998 there were no outstanding derivative instruments. As the future level of derivative instruments that the Company will enter into is unknown, the Company has not yet determined the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

NOTE 3 - RESTRICTED TERM DEPOSITS

     As at September 30, 1998, the Company had A$2,797,000 and A$4,230,000 of cash held in current and non-current restricted term deposits, respectively, as a condition of various telecommunication related agreements. The term deposits classified as a non-current asset are denominated in US dollars totaling US$2,520,000 and will not be available for use by the Company for at least twelve months.

NOTE 4 - PLANT AND EQUIPMENT

                                                                 December 31,           September 30,
                                                                     1997                   1998
                                                                            (In Thousands)

Plant and equipment consisted of the following:
  Telecommunications plant and equipment                              A$ 11,619            A$18,903
  Telecommunications plant and equipment      under
  finance lease                                                           6,522               7,104
  Computer equipment                                                     13,112              17,474
  Computer equipment under finance lease                                  3,739               4,827
  Furniture and fittings                                                  1,746               2,682
  Leasehold improvements                                                  1,917               2,359
                                                                      ---------            --------
                                                                         38,655              53,349
Accumulated depreciation and amortization                               (11,476)            (22,094)
                                                                      ---------            --------
Net plant and equipment                                               A$ 27,179            A$31,255
                                                                      =========            ========

NOTE 5 - ACQUISITIONS

          On May 8, 1998, the Company signed a binding heads of agreement to acquire 55% of the share capital of PowerUp Pty Limited ("PowerUp"), an Internet Service Provider ("ISP"), based in Queensland, after PowerUp acquired the assets of Topten Pty Limited ("Topten", formerly known as WebCentral Pty Limited), a web hosting business based in Queensland which was controlled by the directors of PowerUp. The Company signed a variation agreement on August 31, 1998 to finalize the transaction and, on this date, issued 37,879 American Depository shares, ("ADS"), and paid an amount of A$666,666 in return for 55% of the share capital of PowerUp.

NOTE 6 - INTERNATIONAL TRANSMISSION CAPACITY

          On September 8, 1998 the Company, by a wholly owned subsidiary, entered into a deed with Southern Cross Cables Limited ("SX") to obtain capacity through an indefeasible right of use ("IRU") of a fiber optic submarine cable network which is being built to link Australia, New Zealand and the United States (the "Cable") for consideration totaling US$44,100,000. As part of the deed, the Company has acquired IRUs for 3.5 T-3 blocks. The capacity of each T-3 is 45Mbps.

          Pursuant to the agreement, the Company was required to pay a discounted part prepayment of US$2,217,000 that has been included in other non-current assets in the accompanying September 30, 1998 Condensed Consolidated Balance Sheet. The Company was also required to provide a bank guarantee of US$2,520,000 and this amount is held in a non-current restricted term deposit as of September 30, 1998 (Note 3). As of September 30, 1998, the open commitments relating to this agreement were US$41,580,000. Of this amount, US$3,780,000 will be due by February 29, 1999 as either an irrevocable standby letter of credit or a further part payment. The balance will be due upon the Cable's ready for service date ("RFS") anticipated to be by the beginning of the year 2000. The term of the agreement expires on the 15th anniversary of the RFS date, however, it may be extended for a maximum of an additional five years at the option of the Company.

NOTE 7 - INCOME TAXES

          Income before provision for income taxes in the third quarter of 1998 includes A$1,578,000 of losses relating to OzEmail Interline and A$275,000 of losses relating to the New Zealand operations of Voyager.

          Both OzEmail Interline and Voyager have incurred losses since their formation. As of September 30, 1998, the Company had A$10,540,000 and A$3,508,000 of net operating loss carryforwards associated with the OzEmail Interline and Voyager operations, respectively. These loss carryforwards are available to reduce future taxable income of either entity without any time limitation. However, the loss carryforwards will expire in the event of a change of ownership in these entities of greater than 51%. Management believes that the weight of available evidence indicates that it is more likely than not that these operations will not be able to utilize the net operating loss carryforwards, and thus a full valuation allowance of A$3,794,000 and A$1,263,000 has been recorded at September 30, 1998 with respect to OzEmail Interline and Voyager losses, respectively. If future evidence indicates that the Company will be likely to be able to utilize these operations' net operating loss carryforwards in future years, the valuation allowance will be reduced with a corresponding credit to the Company's tax expense. The Australian corporate tax rate is a flat rate of 36%.

NOTE 8 - EQUITY

          On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved the issuance of up to an additional 50,000,000 new shares in connection with potential equity capital raising. If the Company does not issue such new shares within three months of the general meeting, it may be required to obtain a new shareholder approval for the issuance of shares in excess of 15% of the outstanding share capital of the Company. As of September 30, 1998 there were 124,819,500 Ordinary Shares issued and outstanding, including 2,800,000 Ordinary Shares issued to Solution 6 Holdings Limited ("Solution 6") and 378,790 Ordinary Shares issued to the directors of PowerUp. Limitations on foreign shareholdings requires the Company to obtain Foreign Investment Review Board (the "FIRB") approval for the issuance of new equity. The Company has sought approval from the FIRB for the issuance of up to 75,000,000 new shares. Any changed circumstances may require the Company to seek further review from the FIRB.

          On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved various amendments to the 1996 Employee Stock Option Plan (the "Plan"). These amendments were to remove directors from eligibility under the Plan, to change the maximum number of ordinary shares which may be issued over the term of the Plan to 13,000,000 from 6,500,000 and to specify that any options issued under the Plan will be issued on terms that comply with the applicable ASX Listing Rules.

          In June 1998, the Directors approved a grant of 500,000 options to an employee to acquire 500,000 Ordinary Shares (equivalent to 50,000 ADSs) under the Plan at an exercise price approximately 12% below the fair market value of the Company's common stock at date of grant. Of these options, 50% vest in the option holder on March 31, 1999 and 50% vest on March 31, 2000. The charge to compensation expense during the third quarter of 1998 was $31,000.

          In January 1998, a total of 1,080,000 options to acquire 1,080,000 Ordinary Shares under the Plan were granted to employees at an exercise price equal to the fair market value of the Company's common stock at the date of grant. Of these options, 50% vest in the option holders on December 31, 1998, and 50% vest on December 31, 1999.

NOTE 9 - OTHER INCOME AND EXPENSES

          An impairment charge of A$1,000,000 was recognised in relation to an investment in preferred stock. The Directors are continuing to evaluate the remaining carrying amount of A$535,000 for impairment. In September 1998, Solution 6 redeemed 4,060,000 options held by OzEmail in Solution 6 at an amount of A$0.30 per option, resulting in a cash receipt of A$1,218,000 and a realised profit of A$219,000. OzEmail became the holder of shares in Data Advantage Limited as part of the demutualisation of the Credit Reference Association of Australia ("CRAA"). These shares were subsequently sold resulting in a gain of A$205,000 being recorded in September 1998.

NOTE 10 - CAPITAL COMMITMENTS

          As at September 30, 1998 the Company had open commitments of A$3,966,000 relating to the purchase of various items of communications equipment, computer hardware and software.

          As of September 30, 1998, the open commitments relating to the Southern Cross Cable agreement were US$41,580,000. Of this amount, US$3,780,000 will be due by February 29, 1999 as either an irrevocable standby letter of credit or a further part payment. The balance will be due upon the Cable's ready for service date, ("RFS"), anticipated to be by the beginning of the year 2000. The term of the agreement expires on the 15th anniversary of the RFS date, however, it may be extended for a maximum of an additional five years at the option of the Company. See Note 6 to the Interim Consolidated Financial Statements.

NOTE 11 - CONTINGENCIES

Litigation

          Prior to September 1998 OzEmail owned an 80% equity interest in Voyager, with the remaining 20% equity interest held by the Minority Shareholders of Voyager. OzEmail and the Minority Shareholders were parties to a Shareholders' Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On January 2, 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September, 1997, in the High Court of New Zealand for recovery of the share sale price. On September 11, 1998, the High Court ruled in favor of the Minority Shareholders and ruled that the Company must purchase the shares from the Minority Shareholders for NZ$1,010,000 (A$861,000) which includes interest from the date of the commencement of the proceedings. The Company purchased these shares on September 28, 1998. The Directors have determined that of this amount, A$589,000 is to represent the acquisition of the Minority Shareholders 20% interest in the share capital at fair value. The balance of A$272,000 was offset against amounts previously provided by the Company in relation to the settlement of the case.

          On August 27, 1998 OzEmail and Solution 6 Holdings Limited ("Solution 6") entered into a deed to settle a working capital adjustment in connection with the Company's acquisition of Access One in November 1997. As part of the deed, Solution 6 paid an amount of A$1,210,000 to OzEmail in final settlement of the working capital adjustment.

          From time to time, the Company has received, and may in the future receive, notice of claims by other parties against the Company. As of the date of this Form 6-K, the Company is not a party to any other legal proceedings, and is not aware of any other pending or threatened proceedings the outcome of which, in the opinion of management, would have a material adverse impact on the Company's business, results of operations or financial condition.

NOTE 12 - SUBSEQUENT EVENT

          On November 2, 1998 the Directors approved a grant of 4,184,000 options to various employees to acquire 4,184,000 Ordinary Shares (equivalent to 418,400 ADSs) under the 1996 Plan. The exercise price of the options was US$1.07 per Ordinary Share which was above the market value of the Company's Ordinary Shares at the date of grant. Of these options, 50% vest in the option holder on October 31, 1999 and 50% vest on October 31, 2000. The options expire on November 1, 2003.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

          Certain statements contained in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended which are subject to the "safe harbor" created by such legislation. These statements include statements regarding the intent, belief or current expectations of the Company or its management, which are affected by a number of things including (i) user demand for Internet access and services, including IP telephony, (ii) competition and the ability of the Company to retain its Internet service customers and obtain new customers for existing and proposed communications services in the face of strong and increasing competition, (iii) pricing changes in the services offered by the Company and its competitors, (iv) access to telecommunications transmission capacity supplied by telecommunications carriers and any cost increases associated with the supply of such capacity, (v) new service introductions by the Company and its competitors, (vi) delays or expense in obtaining necessary equipment for its existing and any proposed businesses, (vii) changes in and obsolescence of technology, (viii) capital expenditures and other costs relating to the maintenance and expansion of existing and any new operations, (ix) demand for increased and different products and services in the telecommunications industry generally, (x) economic conditions in the Internet access and service industries and, more generally, the telecommunications industry, (xi) general economic conditions, particularly in Australia, and (xii) other factors discussed herein. Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as the date hereof.

          By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. OzEmail cautions readers that a number of important factors, including those described above, could cause actual results or events to differ materially from the intentions, beliefs or expectations expressed in such forward-looking statements or that the intentions, beliefs or expectations expressed will not be achieved. OzEmail cautions readers that the foregoing list of factors is not exhaustive.

          OzEmail undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including without limitation, changes in the Company's business, competitive position or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

OVERVIEW

          The Company is the leading provider of comprehensive Internet services in Australia (in terms of active customer accounts) providing services to residential, educational, government and business customers, ranging from low-cost dial-up to high performance continuous access services integrating the Company's ISDN capabilities and its consulting expertise. The Company's is also considering a number of options under each business plan which represent a significant proposed change in its business, the Company believes that its financial condition and results of operations for prior years may not be necessarily indicative of the Company's future financial condition or results of operations. The Company expects that it may initially incur operating losses with respect to certain proposed communications infrastructure projects, and that such projects will require substantial capital expenditures. No assurances can be given that the Company will be able to implement and manage successfully all or any portion of its new business plans.

          Since its inception in 1994, the Company's net revenue base has consisted primarily of hourly connect-time and monthly user charges for Internet access. Since 1995, the Company has identified the need to broaden its revenue base to cater to the specific needs of the residential, business, educational and government customer sectors, given the increasing level of price competition in the Australian Internet service industry. As a consequence, revenues from services such as ISDN and permanent modem connectivity to business, educational and governmental customers and web hosting and advertising revenue from the provision of value-added content to residential, business, educational and governmental customers have represented, and are expected to represent, an increasing percentage of total revenues.

          In the 1998 year to date, the Company has taken a number of steps in order to enhance its position in the Australian, Internet service market and in the Internet telephony sector. The Company is currently pursuing several communications infrastructure projects designed to reduce costs and expand its service offerings to existing and new customers, particularly high - margin business customers. Such steps have included:

o    a flat rate pricing plan marketed as OzMegaSaver for $44.95 per month;

o the introduction of prepaid phone cards by OzEmail to allow users to place telephone calls over the internet from existing tone dial telephones;

o the offering of a new service called MyMail which is a web-based e-mail service available from anywhere on the Internet;

o the release of SouthernX which is an Australian and New Zealand e-mail address directory;

o the release of Chaos Music Market, an on-line music catalogue with over 230,000 titles available on line enabling secure preview and purchase of music;

o the release of itravel, a Web-based travel service that enables Internet users to research, plan, book and pay for all their travel arrangements online;

o the Company was chosen by Apple Computer Australia in September 1998 as the only pre-installed Internet service provider for the Australian release of iMac;

o the release of Chat City, a Web-based interactive service that allows Internet users to chat real-time across the Internet; and

o the release of Answers explore which is a web based navigation and directory service.

          The Company has also sought to increase its position in the Australian market through strategic acquisitions of Internet service operations with a strong regional presence or a strong presence in markets in which the Company seeks to improve its positioning. In November 1997, the Company acquired Access One from Solution 6. The Company paid A$5,000,000 and agreed to issue 10,000,000 Ordinary Shares with an estimated fair value of A$15,740,000 to Solution 6. On March 31, 1998, the Company acquired the Internet access business assets and liabilities from Camtech an ISP in South Australia. The consideration for the acquisition will be equal to two-thirds of Camtech's revenues over the twelve months from March 31, 1998. The immediate payment to Camtech was 1,103,240 Ordinary Shares valued at approximately A$2,777,000 at US$16.53 per ADS. On May 8, 1998, the Company signed a binding heads of agreement to acquire 55% of the share capital of PowerUp an ISP, based in Queensland, after PowerUp acquired the assets of Topten, a web hosting business based in Queensland which was controlled by the directors of PowerUp. The Company signed a variation agreement on August 31, 1998 to finalize the transaction and, on this date, issued 37,879 ADS's, and paid an amount of A$666,666 in return for 55% of the share capital of PowerUp.

          The Company's revenues are recognized over the period that the related services are rendered. Most residential customers are automatically charged via credit cards on a monthly basis. Business customers have the option to receive monthly statements. In response to its exposure to credit card fraud or malpractice, the Company states revenues net of estimated credit card chargebacks. Australian banks have up to 180 days to issue a chargeback to mail order or telephone order merchants. As a result, the Company largely bears the risk of credit card fraud. The Company also maintains an allowance for bad accounts receivable. Actual bad debt expenses do not include credit card chargebacks.

          Net revenues also include amounts for one-time Internet registration charges, sales of the Company's value-added services, set-up and establishment fees, and advertising revenues received through the provision of online content. Revenues from registration, set-up and establishment fees are recognized at the time such services are completed and related software, hardware and other services are delivered and provided. Revenues associated with other activities are recognized as services are rendered and products are delivered. The Company also derives revenues from fees for the licensing of OzEmail Interline's IP telephony services to network affiliates, refiler fees, management and support fees from network affiliates and in respect of the time charges and other fees for the provision of VoIP offerings by OzEmail in Australia.

          As a result of increased competition in the Australian Internet access and services industry, the Company launched new frequent user plans in December 1996 for residential and business customers who regularly access the Internet. These plans have resulted in reductions in the average selling price of the Company's Internet access services. However, OzEmail was able to retain its Australian peak connect-time charges at A$5.00 and an increase in average monthly usage per customer through the nine months to September 1998. The current industry environment continues to be very dynamic and competitive. As a result of increasing competition in the Internet access and services industry in Australia and New Zealand, including the entry of America Online in Australia in October 1998, the Company expects to encounter significant pricing pressure, which in turn could result in further reductions in the average selling price of the Company's services and has resulted in the development of a flat pricing initiative for Internet access. Commencing with users of 56 kbps modems, in May 1998, the Company launched "OzMegaSaver", a fixed monthly fee unlimited access pricing plan offered to Australian credit card customers. The introduction of this plan and other reductions in pricing structures may result in further reductions in the average selling price for the Company's services. Further, the costs associated with such plans may increase in the short-term. The impact of such price reductions, or any future price reductions, on the Company's revenues or operating results cannot be definitively ascertained due to the variety of factors affecting the Company's revenues. However, if recent or future average selling price reductions do not generate sufficient increases in the number of customers or in hourly Internet usage and the Company is not able to compensate for such lost revenues with revenues received from its growing educational, government and business customer base, the Company's operating results could be adversely affected. The Company expects average revenues received from educational, government and business customers will be greater than average revenues received from dial-up customers, as the range of services offered to educational, government and business customers increases and as such customers become more dependent on the Internet for the transfer of information.

          Net access revenue will also be significantly affected by demand for Internet access services. User demand for Internet access services generally is a function of content provided and technology available to distribute and disseminate information. Although the Company continues to develop and obtain licenses for content and is continuously evaluating technological developments, if user demand for Internet services fails to grow, or grows more slowly than anticipated, the Company's results of operations would be adversely affected.

          The Company has historically experienced a decrease in demand during Australia and New Zealand's summer months in December, January and February of each year. There can be no assurance that the Company's results in any future year will not be negatively affected by such trends.

          Network operations and support costs as a percentage of revenues are primarily related to the expansion of the Company's customer base. The most significant element of network operations costs is the personnel costs associated with the Company's technical services and customer support staff. The Company intends to continue to expand its technical support and customer service operations to support the Company's growing active customer base and maintain the Company's market position as a premium provider of Internet connectivity solutions. Accordingly, such costs can be expected to increase in absolute terms and remain relatively stable as a percentage of net revenues.

          Communications costs, particularly with respect to transmitting data from overseas, principally the United States, to Australia, comprise a major component of the Company's operating costs and the Company has been active in initiating ways of reducing such costs. Such costs have historically comprised an increasing percentage of revenues as a result of more information being disseminated through the Internet. The Company has taken steps to offset the increase in charges through the increased use of proxy servers, the use of satellite links, the anticipated new use of alternative international links (such as the Southern Cross Cable), rationalization of Access One's bandwidth and systems, and new contractual arrangements with Telstra and Optus, the primary telecommunications service providers in Australia. The Company commenced satellite transmission in the first half of 1998 to download data transmitted from the United States. The Company expects to be using the satellite at full capacity in the fourth quarter. The Company is also purchasing IRUs from Southern Cross to acquire bandwidth capacity between the United States, Australia and New Zealand. The Company expects to be able to use this cable for service during the second quarter of 2000. Communication charges increased in the first quarter of 1998 as a result of the inclusion of costs (primarily international) related to Access One bandwidth that was in excess of usage requirements. This excess bandwidth was reduced in February 1998. The Company expects that it will be able to further decrease communication costs as a percentage of revenue as the backbones of Access One and OzEmail are rationalized. Also, in June 1998 the Company entered into an agreement with Telstra for the migrating of traffic from Access One's and OzEmail's existing networks to a single new ATM network for both companies, at substantial cost savings. In addition, in May 1998, Telstra and OzEmail entered into an interconnect agreement pursuant to which data between the two companies' Internet networks will be transmitted, generating communications cost savings to the Company. The Company has entered into interconnect agreements with other ISP's and expects to enter into additional such agreements in the future.

          Sales and marketing expenses include: salaries, wages and related costs associated with sales and marketing personnel; promotional expenses; expenses related to the provision of the Company's online services; and allocable overheads. To the extent competition increases, the Company expects that sales and marketing expenses may increase.

          Prior to 1998 product development expenses had been increasing significantly both in absolute terms and as a percentage of revenues. This increase was primarily attributable to product development costs associated with the Company's IP telephony service offering. Although the Company is in the process of developing other related products and services, such product development costs have begun to decrease in absolute terms and as a percentage of revenues since the commencement of the roll-out of IP telephony products by network affiliates of OzEmail Interline.

          General and administrative costs increased as a percentage of revenues in 1998 as compared to 1997. The increase is primarily attributable to the hiring of additional staff to manage and implement new services such as OzEmail Interline, and increases in bad and doubtful debt provisions. The Company has also expanded its corporate reporting, billing and credit control personnel levels since its inception in line with revenue and active customer account growth. The Company believes that potential additional acquisitions of ISPs and anticipated growth in revenue from OzEmail Interline will allow it to spread its corporate overhead over a larger revenue base. The anticipated increases in absolute terms are expected to arise from increased personnel resulting from acquisitions and increases in revenues and active customer accounts.

          In conjunction with the acquisition of Access One, the Company accrued a liability in the amount of A$965,000, to cover the anticipated costs of the rationalization of Access One's network and the reduction of certain Access One personnel performing duplicative tasks. The acquisition of Access One has had a negative impact on the Company's profitability in the nine months to September 30, 1998 because the Company incurred costs associated with the rationalization and integration of Access One's network with OzEmail's network, in addition to the amounts accrued. However, the Company has begun and intends to continue creating efficiencies that it believes can be generated through the elimination of duplicated infrastructure between OzEmail and Access One and the rationalization of excess bandwidth capacity used for transmission of data from the United States.

RESULTS OF OPERATIONS

          The following table sets forth consolidated operating results of the Company as a percentage of net revenues for the periods indicated:

                                              Three Months        Nine Months
                                                 Ended               Ended
                                             September 30,       September 30,
                                             ---------------------------------
                                             1997      1998      1997      1998

Net revenues                                 100%      100%      100%      100%

Costs and expenses:

          Cost of revenues - network
          operations and support             26.9       25.2      28.5      25.3
          Cost of revenues -
          communications and other           30.1       38.9      32.4      38.9
          Sales and marketing                26.1       20.4      24.9      20.9
          Product development                12.6        6.4      18.0       6.5
          General and administrative          9.7       16.8      16.5      18.9
          Amortization of goodwill and
          other intangibles                   0.0        4.4       0.0       4.8

Total costs and expenses                    105.4      112.1     120.3     115.3

Loss from operations                         (5.4)     (12.1)    (20.3)    (15.3)

Foreign exchange gain (loss), net            (0.8)       0.2      (0.3)      0.4
Interest income (expense), net                5.2        0.4       5.5       0.7
Other income (expense), net                   0.4       (1.7)      1.6      (0.4)
                                            -----      -----     -----     -----
Loss before provision for income taxes       (0.6)     (13.2)    (13.5)    (14.6)

Net loss                                     (2.7)%    (12.6)%   (23.3)%   (14.3)%
                                            =====      =====     =====     =====

THREE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1997

          Net Revenues: Total net revenues grew by 98.3% to A$29,210,000 in the third quarter of 1998 from A$14,728,000 in the third quarter of 1997. The increase in net revenues was attributable to the inclusion of Access One sales revenue following its acquisition in November 1997; the inclusion of Camtech sales revenue following the acquisition by the Company of the Camtech ISP business in March 1998 and the inclusion of PowerUp sales revenue following its acquisition in August 1998. The increase in net revenues was also attributable to: growth in the number of active business and residential customers using the Company's services and increases in billable hours; and increased revenue from the usage of ISDN connections and permanent modems. As of September 30, 1998, the Company's active customer base consisted of approximately 247,700 active customer accounts as compared to approximately 127,200 active customer accounts as at September 30, 1997.

          Cost of Revenues - Network Operations and Support. Cost of revenues - network operations and support includes costs related to technical and customer support staff; network and equipment maintenance and support; depreciation, amortisation and operating lease rental expense on network equipment; amortization of capitalized telecommunication installation costs; and applicable overhead costs. Cost of revenues - network operations and support increased 85.3% to A$7,350,000 in the third quarter of 1998 from A$3,967,000 in the third quarter of 1997, but decreased as a percentage of net revenues to 25.2% from 26.9%. The increase in cost of revenues in absolute terms was primarily attributable to: network operations and support costs following the Company's acquisition of Access One in November 1997; an increase in infrastructure costs and associated maintenance, depreciation and amortisation charges; and increased staffing costs as a result of expansion of the Company's customer support staff in order to enhance the level of customer service and meet the subscription growth of the Company. The decrease in cost of revenues - network operations and support as a percentage of net revenues was primarily attributable to economies of scale achieved by subsidiaries that have been acquired or have commenced accruing revenue since September 30, 1997, particularly through Access One, which has lower technical support and customer support staffing levels than OzEmail because of its mix of customers.

          Cost of Revenues - Communications and Other. Cost of revenues - communications and other includes: monthly telecommunications expenses; a fee payable as a percentage of revenue to the New South Wales government for revenues sourced from government customers; merchant commissions on credit card sales; cost of domain name registrations, refiler fees; and cost of other products sold by the Company. Cost of revenues - communications and other increased 155.9% to A$11,363,000 in the third quarter of 1998 from A$4,440,000 in the third quarter of 1997, and increased as a percentage of net revenues to 38.9% from 30.1%, respectively. The increase in cost of revenues - communications and other in absolute terms was primarily attributable to: the acquisition of Access One, increased usage of the Internet by active customer accounts; increased megabyte usage due to the adoption of higher-speed modems by the Company's active customer accounts, increases in permanent modem connections; increases in customer numbers and expansion of the host system. The introduction of a flat rate pricing structure and increases in the number of and usage by users, has resulted in a twofold increase in average megabytes per dial-up subscriber compared to the quarter ended September 30, 1997. Since the first quarter of 1998, the Company has taken various steps to reduce communications costs; which include the use of satellite transmission, the rationalisation of excess bandwidth capacity and entering into interconnect agreements. These infrastructure initiatives have resulted in cost of revenues communications and other to decrease as a percentage of revenues since the first quarter of 1998 despite the increases in megabyte usage over this time.

          Sales and Marketing. Sales and marketing expenses include: sales and marketing personnel; promotional expenses; expenses related to the provision of the Company's online content services; and allocable overheads. Specific marketing costs include advertising, co-operative disk bundling with computer hardware and modem manufacturers and retailers, computer fairs and registration starter disks. Sales and marketing expenses increased 55.0% to A$5,959,000 in the third quarter of 1998 from A$3,845,000 in the third quarter of 1997, but decreased as a percentage of net revenues to 20.4% from 26.1%, respectively. The increase in sales and marketing expenses in absolute terms was primarily attributable to an increase in the cost of salaries and wages related to the hiring of additional sales staff. The decrease in sales and marketing expenses in percentage terms was attributable to achieving economies of scale in sales and marketing activities on the acquisition of subsidiaries, particularly Access One.

          Product Development. Product development expenses include: development of the OzEmail Interline Internet telephony related products/software; research and development costs; salaries of engineering staff; and allocable overheads. Product development expenses increased slightly to A$1,875,000 in the third quarter of 1998 from A$1,852,000 in the third quarter of 1997, and decreased as a percentage of net revenues to 6.4% from 12.6%. The decrease in product development costs was primarily attributable to significant amounts spent on the development of OzEmail Interline technologies during 1997.

          General and Administrative. General and administrative expenses include: expenses related to administrative staff; depreciation of non-network equipment; travel expenses of management; allocable overheads; and allowance for bad and doubtful accounts and bank charges. General and administrative expenses increased 242.8% to A$4,898,000 in the third quarter of 1998 from A$1,429,000 in the third quarter of 1997, and increased as a percentage of net revenues to 16.8% from 9.7%. The increase in general and administrative expenses was primarily attributable to: hiring of additional staff; an increase in the provision for doubtful debts, consulting costs on the proposed capital raising and inclusion of Access One, Camtech and PowerUp general and administrative expenses following their acquisitions in November 1997, March 1998 and August 1998 respectively.

          Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles relates to the excess of cost over estimated fair value of net assets acquired and certain other intangibles relating to purchase transactions. Goodwill and intangibles are amortized over five years. Amortization of goodwill and other intangibles of A$1,282,000 recorded in the third quarter of 1998 primarily related to the acquisition of Access One and Camtech.

          Foreign exchange gain, net. Foreign exchange gains increased to A$62,000 in the third quarter of 1998 from a loss of A$116,000 in the third quarter of 1997. The increase is a result of the conversion to Australian dollars of monies held in US dollar bank accounts.

          Interest Income (Expense), Net. Interest income decreased to A$239,000 in the third quarter of 1998 from A$859,000 in the third quarter of 1997. The decrease was primarily attributable to a decrease in short-term Australian interest rates and a reduction in cash balances in the third quarter of 1998 as compared to the third quarter of 1997. Interest expense, increased to A$135,000 in the third quarter of 1998 from A$96,000, in the third quarter of 1997 primarily due to an increase in the outstanding capital leases in the quarter ended September 30, 1998 compared to the quarter ended September 30, 1997.

          Other Income (Expense), Net. Other expense of A$508,000 in 1998 related primarily to an impairment charge of A$1,000,000 in relation to an investment in preferred stock. This was offset by a gain of A$205,000 on the sale of shares and a gain of A$219,000 on the redemption of options in Solution 6.

          Income Taxes. The Company recorded tax benefit of A$169,000 in the third quarter of 1998 compared to a tax expense of A$299,000 in the third quarter of 1997. The reduction is due to booking OzWest tax losses and tax adjustments resulting from the lodging of the tax returns for the year ended 31 December 1997.

          Minority Interest. A minority interest on consolidation of A$13,000 was recorded in the third quarter of 1998 due to the acquisition of a 55% controlling interest in the share capital of PowerUp who recorded a loss from the date of acquisition to September 30, 1998.

          Net Loss. The net loss for the third quarter of 1998 increased to A$3,677,000 from A$398,000 in the third quarter of 1997, representing an increase of A$3,279,000. The increase in the net loss is primarily attributable to goodwill amortisation on the acquisition of Access One and Camtech of A$1,282,000 and increased general and administrative costs due to additional staff, increases in the provision for doubtful debts and inclusion of Access One, Camtech and PowerUp general and administrative expenses following their acquisitions in November 1997, March 1998 and August 1998 respectively.

Nine Months Ended September 30, 1998 Compared to Nine Months
Ended September 30, 1997

          Net Revenues: Total net revenues grew by 104.0% to A$78,644,000 in the nine months to September 1998 from A$38,557,000 in the nine months to September 1997. The increase in revenues was attributable primarily to the inclusion of Access One sales revenue following its acquisition in November 1997, the inclusion of Camtech sales revenue; which was acquired on March 31, 1998 and the inclusion of PowerUp sales revenue, which was acquired on 31 August 1998. The increase in net revenues was also attributable to growth in the number of active enterprise and residential customers using the Company's services and increases in billable hours; and increased revenue from the usage of ISDN connections and permanent modems. As of September 30, 1998, the Company's active customer base consisted of approximately 247,700 active customer accounts as compared to approximately 127,200 active customer accounts as at September 30, 1997.

          Cost of Revenues - Network Operations and Support. Cost of revenues - network operations and support increased 81.2% to A$19,890,000 in the nine months to September 30, 1998 from A$10,976,000 in the nine months to September 30, 1997, but decreased as a percentage of net revenues to 25.3% from 28.5%, respectively. The increase in cost of revenues in absolute terms was primarily attributable to: inclusion of Access One network operations and support costs following the Company's acquisition of Access One in November 1997; an increase in infrastructure costs and associated maintenance, depreciation and amortisation charges and increased staffing costs as a result of expansion of the Company's customer support staff in order to enhance the level of customer service and meet the subscription growth of the Company. The decrease in cost of revenues - network operations and support as a percentage of net revenues was primarily attributable to economies of scale achieved by subsidiaries that have been acquired or have commenced accruing revenue since June 30, 1997, particularly through Access One, which has lower technical support and customer support staffing levels than OzEmail because of its customer mix.

          Cost of Revenues - Communications and Other. Cost of revenues - communications and other increased 145.1% to A$30,615,000 in the nine months to September 30, 1998 from A$12,490,000 in the nine months to September 30, 1997, and increased as a percentage of net revenues to 38.9% from 32.4%, respectively. The increase in cost of revenues was primarily attributable to: the acquisition of Access One, increased usage of the Internet by active customer accounts; increased megabyte usage due to the adoption of higher-speed modems by the Company's active customer accounts, increases in permanent modem connections; increases in customer numbers and inclusion of Access One communications costs that include dedicated leased bandwidth capacity to the United States that was in excess of usage requirements. The introduction of a flat rate pricing structure and increases in the number of and usage by users has resulted in a twofold increase in average megabytes per dial-up subscriber compared to the nine months to September 30, 1997. Since the first quarter of 1998, the Company has taken various steps to reduce communications costs; which include the use of satellite transmission, the rationalisation of excess bandwidth capacity and entering into interconnect agreements. These infrastructure initiatives have resulted in cost of revenues - communications and other as a percentage of revenues to remain constant with the six months to June 30, 1998 despite the increases in megabyte usage over this time.

          Sales and Marketing. Sales and marketing expenses increased 70.9% to A$16,432,000 in the nine months to September 30, 1998 from A$9,617,000 in the nine months to September 30, 1997, but decreased as a percentage of net revenues to 20.9% from 24.9%, respectively. The increase in sales and marketing expenses in absolute terms was primarily attributable to an increase in the cost of salaries and wages related to the hiring of additional sales staff and additional amounts spent in the second quarter of 1998 in anticipation of the arrival of a major competitor which occurred in the third quarter of 1998. The decrease in sales and marketing expenses in percentage terms was attributable to achieving economies of scale in sales and marketing activities on the acquisition of subsidiaries, particularly Access One.

          Product Development. Product development expenses decreased to A$5,128,000 in the nine months to September 30, 1998 from A$6,945,000 in the nine months to September 30, 1997, and decreased as a percentage of net revenues to 6.5% from 18.0%, respectively. The decrease in product development costs was primarily attributable to significant amounts spent on the development of OzEmail Interline technologies during 1997.

          General and Administrative. General and administrative expenses increased 133.5% to A$14,875,000 in the nine months to September 30, 1998 from A$6,373,000 in the nine months to September 30, 1997, and increased as a percentage of net revenues to 18.9% from 16.5%, respectively. The increase in general and administrative expenses was primarily attributable to: hiring of additional staff; increases in the provision for doubtful debts; listing costs associated with completing a compliance listing on the Australian Stock Exchange in May 1998; ("ASX"); legal and consulting costs on the proposed capital raising and inclusion of Access One, Camtech and PowerUp general and administrative expenses following their acquisitions in November 1997, March 1998 and August 1998 respectively.

          Amortisation of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles of A$3,772,000 recorded in the nine months to September 30, 1998 primarily related to the acquisition of Access One and the Internet business of Camtech.

          Foreign exchange gain, net. Foreign exchange gains increased to A$297,000 in the nine months to September 30, 1998 from a loss of A$112,000 in the nine months to September 30, 1998. The increase is a result of the conversion to Australian dollars of monies held in US dollar bank accounts.

          Interest Income (Expense), Net. Interest income decreased to A$1,025,000 in the nine months to September 30, 1998 from A$2,354,000 in the nine months to September 30, 1997. The decrease was primarily attributable to a decrease in short-term Australian interest rates and a reduction in cash balances in the nine months to September 30, 1998 as compared to the nine months to September 30, 1997. Interest expense, increased to A$464,000 in the nine months to September 30, 1998 from A$219,000, in the nine months to September 30, 1997 primarily due to an increase in the outstanding capital leases over the period.

          Other Income (Expense), Net. Other expense increased to A$283,000 in the nine months to September 30, 1998 from other income of A$612,000 in the nine months to September 30, 1997. Other income in the nine months to September 30, 1997 included a profit of A$775,000 from the sale of the Company's Web Wide Media business. Other expense in the nine months to September 30, 1998 included an impairment charge of A$1,000,000 in relation to an investment in preferred stock. This was offset by a gain of A$205,000 on the sale of shares, a gain of A$219,000 on the redemption of options by Solution Six and the recognition of a deferred profit from the sale and lease-back of assets in the nine months to September 30, 1998 of A$190,000.

          Income Taxes. The Company recorded a tax benefit of A$270,000 in the nine months to September 30, 1998 compared to tax expense of A$3,794,000 in the nine months to September 30, 1997. The reduction in income tax expense is primarily due to the sale of the licence to Metro in the second quarter of 1997 being taxable under Australian Taxation law.

          Minority Interest. A minority interest on consolidation of A$13,000 was recorded in September 1998 due to the acquisition of a 55% controlling interest in the share capital of PowerUp.

          Net loss. Net loss increased to A$11,210,000 in the nine months to September 30, 1998 from A$9,003,000 in the nine months to September 30, 1997. Excluding the effect of income taxes, net loss increased 120.6%. This is primarily attributable to goodwill amortisation on the acquisition of Access One and Camtech of A$1,282,000 and increased general and administrative costs due to additional staff, increases in the provision for doubtful debts and inclusion of Access One, Camtech and PowerUp general and administrative expenses following their acquisitions in November 1997, March 1998 and August 1998 respectively.

LIQUIDITY AND CAPITAL RESOURCES

          The Company has historically financed its operations to date through cash flow from operations, shareholder loans, capital leases and the issuance of equity securities. During the nine-month period ended September 30, 1998, the Company's Internet access business partially funded the continued development of OzEmail Interline and the on-going rationalization of Access One's operations with that of OzEmail.

          Net cash flows used in operating activities in the nine months to September 30, 1998 totaled A$12,634,000 compared to net cash flows used in operating activities of A$1,067,000 in the nine months to September 30, 1997. The increase in net cash flows used in operating activities in the nine months to September 30, 1998 as compared to the nine months to September 30, 1997 is primarily attributable to: tax payments of A$6,012,000 relating to the tax year ended December 31, 1997; A$10,000,000 utilized to reduce an accrual for communications costs and increased costs associated with the continual development of OzEmail Interline. This was offset by an increase in the addback of non-cash charges such as depreciation and amortisation and increases in the amount set aside to the provision for doubtful debts.

          Net cash flows used in investing activities in the nine months to September 30, 1998 totaled A$19,557,000 as compared to net cash flows used in investing activities of A$10,588,000, (excluding A$18,686,000 of cash received in 1997 related to the Metro transactions), in the nine months to September 30, 1997. The increase in net cash flows used in investing activities in the nine months to September 30, 1998 is due to a deposit of A$3,558,000 in connection with the purchase of IRU capacity in the Southern Cross Cable, A$4,230,000 of investments in restricted term deposits related to infrastructure purchases, a payment of A$861,000 for the remaining 20% of share capital in Voyager and increases in the acquisition of capital equipment of A$3,600,000 to upgrade existing hardware and expand the range of services offered by the Company. This has been offset to some extent by A$1,210,000 received on the settlement of the working capital adjustment with Solution 6 and A$1,143,000 received on the redemption of options by Solution 6, net of options exercised.

          Net cash flows used in financing activities totaled A$4,673,000 in the nine months to September 30, 1998, as compared to net cash flows provided by financing activities of A$3,698,000 in the nine months to September 30, 1997. The increase in net cash flows used in financing activities in the nine months to September 30, 1998 was primarily attributable to the payment of dividends; and increases in payments made under capital lease obligations which require an amount of A$1,297,000 equivalent to the outstanding lease liability at September 30, 1998 to be placed in a restricted term deposit, offset in part by proceeds received on the exercise of options by a Director and employees of the Company. Proceeds from a sale and leaseback transaction totaling A$5,000,000 were received in the nine months ended September 30, 1997. No such transaction was entered into in the nine months ended September 30, 1998.

          The Company believes that its cash and cash equivalents of A$14,732,000, which excludes amounts held in restricted term deposits of A$7,027,000, as at September 30, 1998 will be sufficient to meet its presently anticipated working capital requirements. In connection with its contemplated business plans to participate in communications infrastructure projects, the Company is considering bank financing which may be used to make the February payment of A$3,780,000 for its acquisition of an IRU in the Southern Cross Cable. The Company announced in August of this year a proposed capital raising of up to US$250,000,000 in the form of equity and debt. As a result of changed market conditions since this announcement, the Company has decided to defer the proposed capital raising, but is considering various options to finance and pursue certain of the projects contained in it's business plans, including capital raisings, if and when market conditions make such an option practical. There can be no assurance that the Company will be able to obtain the funds necessary to finance the open commitments of A$41,580,000 for its acquisition of an IRU in the Southern Cross Cable, or other communications infrastructure activities, on terms favourable to the Company, or at all. As a result, the Company may be required to reduce the scope and/or change the nature of its plans to pursue communications infrastructure related activities.

          On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved the issuance of up to an additional

50,000,000 new shares in connection with potential equity capital raising. If the Company does not issue such new shares within three months of the general meeting, it may be required to obtain a new shareholder approval for the issuance of shares in excess of 15% of the outstanding share capital of the Company. As of September 30, 1998 there were 124,819,500 Ordinary Shares issued and outstanding, including 2,800,000 Ordinary Shares issued to Solution 6 Holdings Limited ("Solution 6") and 378,790 Ordinary Shares issued to the directors of PowerUp. Limitations on foreign shareholdings requires the Company to obtain Foreign Investment Review Board (the "FIRB") approval for the issuance of new equity. The Company has sought approval from the FIRB for the issuance of up to 75,000,000 new shares. Any changed circumstances may require the Company to seek further review from the FIRB.

          On September 15, 1998, at a general meeting of shareholders, the shareholders of the Company approved various amendments to the 1996 Employee Stock Option Plan (the "Plan"). These amendments were to remove directors from eligibility under the Plan, to change the maximum number of ordinary shares which may be issued over the term of the Plan to 13,000,000 from 6,500,000 and to specify that any options issued under the Plan will be issued on terms that comply with the applicable ASX Listing Rules.

          This report does not constitute an offer of securities. Any offering of securities will be made by means of a prospectus. In the future, the Company may also seek to expand its operations by making acquisitions or entering into joint ventures or licensing agreements in domestic or international markets, which may require additional capital. Entrance into certain countries or markets could require a significant commitment of resources, which could in turn require the Company to obtain additional financing.

YEAR 2000 COMPLIANCE

          Many existing computer systems use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Date critical functions relating to the Year 2000 and beyond may be adversely affected unless changes are made to existing systems. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly described as the year 2000 ("Y2K") issue.

          In July 1998 the Company initiated a Business Risk Analysis of OzEmail, OzEmail Interline and Access One in accordance with the methodology of an external consultant ("consultant") engaged by the Company. The purpose of the Business Risk Analysis is to raise awareness of the Y2K problem throughout the business; create an understanding of the nature and scope of the Y2K problem; develop an understanding of the risks; estimate a Y2K budget; develop contingency plans; and define the OzEmail Y2K project to address any Y2K problems identified during the assessment. The Company has engaged the consultant to assist in the preparation of the analysis which is currently scheduled for completion in December 1998.

          While the Y2K Business Risk Analysis has not yet been completed, the Company has identified certain critical areas for evaluation, including but not limited to, in-house developed applications, systems and programs; the Company's POPs which provide customers with connectivity to the Internet and the Company's internal networks. In addition, the Company has commenced testing for Y2K related problems in certain critical areas of its operations and expects such testing to continue through the first half of 1999.

          The Company has also established a Y2K Task Force consisting of management personnel from various areas of the Company's operations, in order to assess resources required in order to make the Company Y2K ready and manage the Y2K project. The Task Force meets on a regular basis and is commencing the process of checking the compliance status of applications, software and hardware and preparing a plan for Y2K analysis, testing and rectification, including assessing the preparedness of third party suppliers for the year 2000.

          The Company's ISP operations are, in part, dependent on the supply of communication link, routers, modems and other equipment, electricity and content, by a number of suppliers. The Company recently delivered a Y2K survey to all its major suppliers as a first step in assessing the readiness of such suppliers for the year 2000. The Company will also conduct limited internal testing with respect to systems provided by third parties. Upon completion of the survey of third party suppliers and risk assessments, the Company will consider the necessity of contingency plans and the costs associated with the failure of any supplier to be non Y2K compliant.

          Camtech and the Company's subsidiary responsible for its Western Australia ISP business have participated partially in the Business Risk Analysis, having identified resources that are required for them to perform their critical functions but have established internal task forces to take into account separate products offered in Western Australia and the separate network and billing system operated by Camtech. PowerUp, a 55% owned and controlled entity of OzEmail, has a separate Y2K Task Force which reports regularly to OzEmail.

          The Company's main customers are dial up residential users; dial up business customers; ISDN users connection and web hosting services. The Company does not have any significant exposure to any individual customer. However, the Company is conducting an assessment of the various software used by clients, such as browsers, for Y2K compliance. The Company hopes to assess the extent of customer communication and support strategies which may need to be implemented.

          The final stage of the Year 2000 Business Risk Analysis comprises the preparation of a plan for Y2K analysis and testing and rectification to address any Y2K problems identified. During 1998 and 1999, OzEmail will review its critical services and determine any feasible contingencies, if necessary, to reduce any exposure to Y2K related issues.

          The Business Risk Analysis is expected to result in a full budget for the Company's Y2K project and compliance costs. As of September 30, 1998, direct Y2K costs for the Company totaled approximately A$20,000, all of which are related to the Business Risk Analysis. The Company is currently estimating $450,000 in direct Y2K project management costs. This estimate does not include replacement costs, if any, for equipment. Such costs cannot be known until the Business Risk Analysis is completed. The Company expects to be Y2K ready by the end of June 1999.

          The failure to correct a material Y2K problem could result in, or a failure of, certain normal business activities or operations. At this time the Company cannot quantify the potential impact of these failures. The Business Risk Analysis, the Y2K Task Force and the development of contingency plans are being undertaken to address issues within the Company's control. There can be no assurance that the systems or services operated by third parties that interface with the Company's systems will achieve Y2K compliance in a timely manner or that the failure of such systems to achieve compliance will not have a material adverse effect on the Company. While the Company believes that its software, hardware and applications will be Y2K ready, there can be no assurance until the Year 2000 that all systems will function adequately.

RECENT ACCOUNTING PRONOUNCEMENTS

          In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company will be required to adopt both statements for the year ended December 31, 1998. Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has adopted SFAS 130 for the purposes of these financial statements in this Form 6-K. The adoption of this standard did not have a significant impact on the Company's financial statements and related disclosures as net income and comprehensive income of the Company is not currently materially different. SFAS No. 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, if applicable. The Company is currently assessing its disclosure requirements under SFAS No. 131 for the year ending December 31, 1998.

          In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This Statement of Position
(SOP) provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires that computer software costs that are incurred in the preliminary project stage, as defined by the standard, should be expensed as incurred. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project) and certain other costs incurred when developing computer software for internal use should be capitalized. The Company has adopted this standard in the first quarter of 1998 the impact of which was not material.

          On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after January 1, 2000 for the Company. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. From time to time the Company has entered, and in the future, may enter into foreign currency contracts. It is the Company's stated policy not to enter into swaps, derivatives or other speculative securities for speculative purposes. The policy further requires Board approval for expenditures in excess of US$500,000 for hedging activities, and the approval of the Chief Financial Officer and either the President or Chief Executive Officer for expenditures that are less than US$500,000 but more than US$50,000. As of December 31, 1997 and September 30, 1998 there were no outstanding derivative instruments. As the future level of derivative instruments that the Company will enter into is unknown, the Company has not yet determined the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        OZEMAIL LIMITED


                                        /s/ Ian McGregor
                                        ------------------------------------
Date:     November 6, 1998              Ian McGregor
                                        Chief Financial Officer